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August 6, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Registration Statement on Form S-1
Filed May 24, 2024
File No. 333-279690
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated June 13, 2024 relating to the Company’s Registration Statement on Form S-1 filed on May 24, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 1 on Form S-1 (“Amendment No. 1”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.
Questions and Answers About the Rights Offering
Q. How was the $100 per whole sale of common stock subscription price established?, page vi
1.    Elaborate upon your discussion to explain whether or not the price per share you have set relates to the current public trading price of your parent, HHH, if at all. Acknowledge, as you do in your spin-off registration statement that HHH expects the trading price of its shares immediately following the spin-off to be lower than the “regular-way” trading price of such shares of common stock immediately prior to the distribution because the trading price will no longer reflect the value of the Seaport Entertainment business. In this regard, acknowledge that the price you have set represents a substantial premium to the current market price of HHH and quantify the market price as of date that the Board set the subscription price.

August 6, 2024

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the methodology used to determine the price per share is set forth under the heading “The Rights Offering—Subscription Price.” Furthermore, the Company respectfully advises the Staff that the price per share does not represent a substantial premium to the market price of HHH.

General
2.    With reference to our review of your registration statement on Form 10-12B, filed May 23, 2024, please incorporate comments into this registration statement as appropriate.
Response: The Company respectfully advises the Staff that it has revised the Registration Statement to reflect the Staff’s comments, and the Company’s corresponding responses, to the registration statement on Form 10-12B, filed May 24, 2024 (the “Form 10”), as well as the Staff’s comments, and the Company’s corresponding responses, to Amendment No. 1 to the Form 10, filed June 18, 2024.
3.    Your revised disclosure confirms an intent to enter into a potential backstop agreement prior to the spin-off. Clarify whether any potential backstop agreement will be entered into prior to effectiveness of this registration statement or commencement of the rights offering.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to reflect that the backstop agreement was entered into prior to the Company’s spin-off from Howard Hughes Holdings Inc.
4.    Throughout your registration statement you indicate that the potential backstop agreement would ensure that you receive a "minimum level" of gross proceeds of "at least" $175 million, and yet $175 million seems to represent the maximum amount of your overall rights offering. Revise to remove your references to "at least" and refer to such amount, if agreed upon, as the maximum amount of proceeds.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to remove references to “at least.”
5.    We note that in this amendment the Dilution section has been removed. As this appears to be a materially dilutive issuance, please revise your registration statement to furnish the information required by Item 506 of Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 1.
*     *     *

August 6, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

cc:	Michael J. Haas, Latham & Watkins LLP
	Abigail Smith, Latham & Watkins LLP	/s/ Julian Kleindorfer
	Alexa M. Berlin, Latham & Watkins LLP	Julian Kleindorfer
	Anton D. Nikodemus, Seaport Entertainment Group Inc.	of LATHAM & WATKINS LLP
Bartholomew A. Sheehan, Sidley Austin LLP
Jason A. Friedhoff, Sidley Austin LLP
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